Exhibit 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 25, 2025

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company” or “our,” “we” or “us”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on June 25, 2025, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, June 25, 2025 at 4:00 p.m. Israel time at the same place (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposals No. 1, 2 and 7 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-electing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposals 3, 4, 5 and 6 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

According to the Companies Law Regulations (Exemptions for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder of record declares and approves that he or she is not a controlling shareholder and/or has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, as detailed in the attached proxy card.

Proposal 8 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

It is noted that there may be changes on the agenda after publishing the proxy, and there may be position statements which can be published. Therefore, the most updated agenda will be furnished to the U.S Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-ELECT KOST FORER GABBAY & KASIERER, CERTIFIED PUBLIC ACCOUNTANTS, AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR COMPENSATION

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has approved and recommended the Company’s shareholders to approve the re-election of the accounting firm of Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), as the independent registered public accountants of the Company until the next annual general meeting, and to authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-election of EY as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company, their reasonable compensation and its independence as an auditor.

For additional information of the fees paid by the Company and its subsidiaries to EY for each of the previous two fiscal years, please see “Item 16C - Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect EY as the Company’s independent registered public accountants, and to authorize the Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-elect eight MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AND Approve THEIR COMPENSATION

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. Our Board of Directors is currently comprised of nine directors – Dikla Czaczkes Akselbrad, Yechezkel Barenholz, Joseph BenAmram, Nir Dror, Yitzchak Jacobovitz, Itzhak Krinsky, Robert B. Stein, Nurit Tweezer-Zaks (each, a “Re-Elected Director”) and Jacob Harel (Chairman). Mr. Harel informed the company that he will not seek re-election at the Meeting.

According to the resolution of the Company’s nomination committee from May 11, 2025, each of Prof. Barenholz, Mr. BenAmram, Mr. Dror, Mr. Jacobovitz, Dr. Krinsky, Dr. Stein and Dr. Tweezer-Zaks qualifies as an ‘independent director’ under the Nasdaq Stock Market rules.

It is proposed to re-elect each of the Re-Elected Directors as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Articles, unless otherwise provided in the Articles. Each director nominee has certified to us that they meet all requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In their capacity as members of the Company’s Board of Directors, each Re-Elected Director, other than Ms. Czaczkes Akselbrad and Mr. Jacobovitz, shall be entitled to the following fees: (i) an annual fee of NIS 37,000 (approximately $10,4371) to directors located in Israel; $20,000 to the non-Israeli directors; and (ii) an attendance fee of NIS 2,480 (approximately $700) per meeting of the Board of Directors or a committee thereof, NIS 1,480 (approximately $417) for a Zoom/Teams/telephonic meeting or NIS 1,240 (approximately $350) for written resolutions, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules Concerning Compensation and Expenses of an External Director), 5760-2000.

Ms. Czaczkes Akselbrad’s compensation for her duty as Chief Executive Officer is in accordance with the terms of employment which were approved by the Company’s shareholders on May 3, 2022.

Mr. Jacobovitz decided to waive any compensation as a director.

In addition, according to the Company’s Current Compensation Policy (as defined in Proposal 6 herein), each Re-Elected Director, other than Ms. Czaczkes Akselbrad and Mr. Jacobovitz, will be granted the non-executive annual options grant, as described in the Current Compensation Policy. In addition, if Proposal 3 herein regarding the approval of an additional option grant for non-employee members of the Board of Directors is approved by the shareholders of the Company, each Re-Elected Director, other than Ms. Czaczkes Akselbrad and Mr. Jacobovitz, will be granted immediately the Additional Options Grant to Non-Executive Directors (as defined in Proposal 3 herein) as well.

In addition, in their capacity as members of the Board of Directors, the Re-Elected Directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors, all of which are in accordance with the Articles and the Company’s Current Compensation Policy (as defined in Proposal 6 herein) or as may be from time to time.

A brief biography of the background and experience of each Re-Elected Director is set forth below:

Ms. Dikla Czaczkes Akselbrad has served as our Chief Executive Officer since July 2022 and a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel.

[1]	All $ amounts in this proxy statement are calculated according to the exchange rate published by the Bank of Israel as of May 12, 2025.

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1975. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He served as a director of Aulos Bioscience from 2019 to 2023. He is the major inventor and co-developer of Doxil®, the first nano-delivery system approved by the FDA, now approved globally and used to treat more than one million cancer patients. He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021, and which is now sold in the United States and Israel.  Prof. Barenholz has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Mr. Joseph BenAmram has served as a director since May 2023. Mr. Joseph BenAmram held various leadership roles at Merck in sales, marketing and business development for over 22 years. In his last position he was Senior Vice President & President of EURAM Region from October 2017 to February 2019. From June 2016 to September 2017, he served as Senior Vice President & President of MER Region and from October 2013 to May 2016 as Senior Vice President & President, Diversified Brands Division. From August 2010 to October 2013, Mr. BenAmram served as Merck’s Vice President & General Manager Emerging Markets. Mr. BenAmram currently serves as the Chief Strategy Officer of Golden Age Health PTE. LTD. (since March 2023), Senior Advisor to Armira PE (since January 2023), Senior Advisor to Interna Therapeutics (since May 2021) and the chairman of the board of directors of MediCane Health Inc. (since March 2019). He holds an M.B.A. from Tel Aviv University, Recanati Graduate School of Business Administration, and a Bachelor’s degree in Economics and Management from Tel Aviv University, Recanati Graduate School of Business Administration.

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Mr. Yitzchak Jacobovitz has served as a director since February 2025. Mr. Jacobovitz is currently a partner at AIGH Capital Management, a position he has held since 2014. He has served as a director at the board of directors of Myomo, Inc. (NYSE American: MYO) since January 2023. Prior to his current positions, Mr. Jacobovitz was a managing director at Capstone, a policy research firm, and an analyst at Leap Tide Capital, a special situations hedge fund. Mr. Jacobovitz earned his Masters in Business Administration from Johns Hopkins University and is a Chartered Financial Analyst.

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. Dr. Krinsky currently serves as a director and member of the audit committee of Noramco Inc., Woodstock Sterile Solutions and Apotex Inc., positions he has held since September 2018, April 2021 and April 2023, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016 after serving for more than 7 years on Teva’s Executive Committee. Dr. Krinsky served as a director of Kamada Ltd. from November 2017 to November 2019, as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018 and a Director and member of the Audit Committee at Globrands Ltd from July 2018 to December 2023. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as a Venture Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He served as President, Regenerative Medicine at Mimedx, from 2019 to 2022. He serves on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and ImmunoGenesis Inc. since June 2020. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University. Dr. Stein is board certified in Anatomic and Clinical Pharmacology. He has 45 years of experience in the pharma and biotech industries, including leadership roles at Merck, Ligand, DuPont, Incyte, Roche, and Kinemed in addition to the roles mentioned above. He has played a key role in the discovery and/or development of eight registered medicines, including Sustiva®, Promacta®, and Eliquis®.

Dr. Nurit Tweezer-Zaks, M.D., has served as a director since November 2023. Dr. Tweezer-Zaks served as Chief Executive Officer of MediCane R&D from July 2022 to December 2024. She previously served as Chief Medical Officer and Business Development of MediCane Health Inc. from April 2021 to July 2022. Dr. Tweezer-Zaks served as Chief Medical Officer of aMOON Venture Capital Fund from May 2020 to April 2021, and as Operating Partner and Head of Sourcing from June 2018 to April 2020. Prior to this, Dr. Tweezer-Zaks held increasingly senior positions at Sanofi. In her most recent role at Sanofi from June 2017 to June 2018, she served as Global Established Products Medical Lead – Strategic Decision for Portfolio Enhancement. Dr. Tweezer-Zaks holds M.D. and B.S. degrees from Ben Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

3.	“RESOLVED, to re-elect Mr. Joseph BenAmram as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

4.	“RESOLVED, to re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

5.	“RESOLVED, to re-elect Mr. Yitzchak Jacobovitz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

6.	“RESOLVED, to re-elect Dr. Itzhak Krinsky as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

7.	“RESOLVED, to re-elect Dr. Robert B. Stein as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

8.	“RESOLVED, to re-elect Dr. Nurit Tweezer-Zaks as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.”

The approval of each of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE AN ADDITIONAL OPTION GRANT FOR NON- EXECUTIVE DIRECTORS

Background

According to the Current Compensation Policy (as defined in Proposal 6 herein), each non-executive member of the Board of Directors (the “Non-Executive Director”), that is re-elected as a member of the Board of Directors at each annual general shareholders meeting, is automatically granted an option to purchase up to 312 Ordinary Shares at an exercise price equal to the closing price of the Ordinary Shares on the date of grant (the “Current Annual Grant”).

Additional Options Grant

On May 11, 2025 and May 12, 2025, the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, an additional grant of options to purchase Ordinary Shares to Non-Executive Directors, in addition to their Current Annual Grant (the “Additional Options Grant to Non-Executive Directors”).

The Additional Options Grant to Non-Executive Directors is subject to each such director’s respective re-election as directors, pursuant to Proposal 2 hereof.

The total annual value of the Additional Options Grant to Non-Executive Directors, together with the Current Annual Grant, will be $40,000. The Additional Options Grant to Non-Executive Directors consists of options to purchase up to 14,128 Ordinary Shares to each Non-Executive Director (the Additional Options Grant together with the Current Annual Grant totals at 14,440 options).

The Current Annual Grant and the Additional Options Grant to Non-Executive Directors will be exercisable at an exercise price of $2.67, which equals the average closing price of the Company’s Ordinary Shares over the 30 trading days prior to May 12, 2025, and will vest in equal quarterly installments for a period of 4 years as of May 12, 2025.

When considering the Additional Options Grant to Non-Executive Directors, in terms which exceed the terms of the Current Compensation Policy (in value and at the exercise price as described above), our Compensation Committee and Board of Directors considered, inter alia: (i) the considerations mentioned in section 267(b)A of the Companies Law and any reference to the matters specified in part A and B of the first addition to the Companies Law; (ii) that the value of the Additional Options Grant to Non-Executive Directors is in accordance with the Company’s Proposed Compensation Policy (as defined in Proposal 6 herein); and (iii) that the value of the Additional Options Grant to Non-Executive Directors reflects a fair and reasonable value for each of the non-Executive Directors’ services, and is on par with similar companies, in accordance with comparative data reviewed by the Compensation Committee and the Board.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the Additional Options Grant to Non-Executive Directors is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Additional Options Grant to Non-Executive Directors, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE AN OPTION GRANT FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER,
MS. DIKLA CZACZKES AKSELBRAD

Ms. Dikla Czaczkes Akselbrad has served as the Company’s Chief Executive Officer since July 2022 and as a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer.

On May 11, 2025 and May 12, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve a grant of options to Ms. Czaczkes Akselbrad as part of an annual grant of options to all of the Company’s employees.

Under this grant, Ms. Czaczkes Akselbrad will be granted an amount of options to purchase up to 120,000 Ordinary Shares (the “CEO Options”) on the following terms:

●	Term and Vesting Schedule- the CEO Options shall vest and become exercisable during a 4-year period beginning as of May 12, 2025 (the “Vesting Commencement Date”). Six and one quarter percent (6.25%) of the shares covered by the CEO Options shall vest at the end of each quarter subsequent to the Vesting Commencement Date.

●	Other terms- the CEO Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Company’s Amended and Restated 2012 Share Option Plan (the “Option Plan”) for C-level officers, including the right to exercise vested options during a period of one year following termination of employment.

●	Exercise Price- the CEO Options shall be exercisable at an exercise price of $2.67 per Ordinary Share, which equals the average closing price of the Company’s Ordinary Shares over the 30 trading days prior to May 12, 2025.

The CEO Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering the CEO Options grant, the Compensation Committee and Board of Directors considered numerous factors, including, among others: (i) the position, responsibilities, background and experience of Ms. Czaczkes Akselbrad; (ii) that the CEO Options granted to Ms. Czaczkes Akselbrad reflect a fair and reasonable value for Ms. Czaczkes Akselbrad’s services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the grant of CEO Options to Ms. Czaczkes Akselbrad is in accordance with both the Company’s Current Compensation Policy and Proposed Compensation Policy (as defined in Proposal 6 herein); and (iv) that the grant of CEO Options to Ms. Czaczkes Akselbrad will create a similarity of interests between the Company’s shareholders and Ms. Czaczkes Akselbrad.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the CEO Options grant for Ms. Czaczkes Akselbrad is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of CEO Options for Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

TO APPROVE AN ADDITIONAL MILESTONE-BASED OPTION GRANT FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER,
MS. DIKLA CZACZKES AKSELBRAD

In March 2025, the Company announced the successful completion of enrollment in its SHIELD II phase 3 trial of D-PLEX100 for the prevention of abdominal colorectal surgical site infections (the “Trial”). The Company anticipates reporting top-line results by the end of the second quarter of 2025. The expected timing for top-line results from the Trial is based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expected.

On May 11, 2025 and May 12, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve an additional milestone-based grant of options to Ms. Czaczkes Akselbrad.

Our Compensation Committee and Board of Directors believe that a milestone-based grant of options is an effective tool to retain and incentivize our Chief Executive Officer. It enables us to grant equity compensation to our Chief Executive Officer based on the achievement of predetermined goals in order for the milestone-based grant to apply and be valid.

Under this grant, Ms. Czaczkes Akselbrad will be granted an amount of options to purchase up to 80,000 Ordinary Shares (the “CEO Milestone Options”) on the following terms:

●	Term and Vesting Schedule- the CEO Milestone Options shall vest and become exercisable during a 2-year period as of May 12, 2025 pursuant to the following vesting schedule:

o	Upon top-line results (primary endpoint) of the Trial with overall alpha level of up to (and including) 5% (the “Triggering Milestone”):

●	Twenty percent (20%) of the shares covered by the CEO Milestone Options- immediate vesting.

●	Twenty percent (20%) of the shares covered by the CEO Milestone Options- vesting 30 days from the Triggering Milestone.

●	Remaining sixty percent (60%) of the shares covered by the CEO Milestone Options- vesting quarterly at the end of each subsequent quarter following the last vesting date.

●	If the Triggering Milestone does not take place, the CEO Milestone Options grant shall be void.

●	Other terms- the CEO Milestone Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan for C-level officers, including the right to exercise vested options during a period of one year following termination of employment.

●	Exercise Price- the CEO Milestone Options shall be exercisable at an exercise price of $2.67 per Ordinary Share, which equals the average closing price of the Company’s Ordinary Shares during the 30 trading days prior to May 12, 2025.

The CEO Milestone Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering the CEO Milestone Options grant, our Compensation Committee and Board of Directors considered numerous factors, including, among others: (i) the position, responsibilities, background and experience of Ms. Czaczkes Akselbrad; (ii) that the CEO Milestone Options granted to Ms. Czaczkes Akselbrad reflect a fair and reasonable value for Ms. Czaczkes Akselbrad’s services, commitment and contribution to the Company’s growth and achievements in the short and long term; (iii) that the terms of the CEO Milestone Options to Ms. Czaczkes Akselbrad are in accordance with the Company’s Current Compensation Policy and Proposed Compensation Policy (as defined in Proposal 6 herein); (iv) that the CEO Milestone Options are subject to the Company achieving the Triggering Milestone which is an important milestone for the Company’s business; and (v) that the grant of CEO Milestone Options to Ms. Czaczkes Akselbrad will create a similarity of interests between the Company’s shareholders and Ms. Czaczkes Akselbrad.

Accordingly, the Compensation Committee and Board of Directors determined that the CEO Milestone Options grant for Ms. Czaczkes Akselbrad is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of CEO Milestone Options for Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 6

TO APPROVE THE RENEWAL OF THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their officers and directors, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on June 18, 2020, the Company’s shareholders approved the compensation policy for the Company’s officers and directors for a period of five (5) years (the “Current Compensation Policy”).

Since our initial public offering took place on June 30, 2020, our Current Compensation Policy (which was amended on April 13, 2021) will expire on June 29, 2025 and requires renewal for an additional three-year period.

On March 30, 2025 and March 31, 2025, the Compensation Committee and Board of Directors, respectively, reviewed in depth the terms of the Current Compensation Policy and approved, and recommended to the Company’s shareholders to approve, a new compensation policy (the “Proposed Compensation Policy”). The purpose of the amendments in the Proposed Compensation Policy (compared to the Current Compensation Policy) is to meet the changing legal and business environment in which the Company operates and the compensation needs of its officers. The Compensation Committee and Board of Directors believe that the Proposed Compensation Policy will allow the Company to pay competitive salaries and award competitive bonuses.

The following table presents the main amendments made in the Proposed Compensation Policy compared to the Current Compensation Policy:

Section	Topic	Current Compensation Policy	Proposed Compensation Policy
3.4	Base Salary	Maximum Monthly Base Salary Chief Executive Officer - 150,000 NIS Other Executives (Israel based) - 85,000 NIS Other Executives (U.S. based) - $42,000.	Maximum Monthly Base Salary N/A
3.5	Cash Bonus – Change of Measurable Targets and payment of bonuses	N/A	The Compensation Committee and the Board of Directors alone may decide to change the measurable targets applicable to an officer at any time during the year, if the change is for the best interest of the Company and for special circumstances that they believe justify making such change (including retroactive change).

The Company’s compensation committee and board of directors shall be entitled to approve payment of bonuses based on all or some of the measurable targets and/or of discretionary bonuses, on an annual, quarterly, monthly, or otherwise basis.

3.5	Special / One-Time Bonus	“Special Bonus”: up to three (3) monthly salaries for each officer, as elected by the Compensation Committee and Board of Directors, for special contributions to key transactions and events.	Renamed to be “One-Time Bonus”: up to six (6) monthly salaries for each officer, as elected by the Compensation Committee and Board of Directors, for special contributions to key transactions and events (with additional conditions for the Company’s Chief Executive Officer).
3.7.	Equity based compensation – repricing and exchange equity-based compensation	N/A	Repricing and exchange equity-based compensation: With approval of the Compensation Committee and the Board of Directors, the Company may decide to replace existing options with restricted share units (“RSUs”) or existing options with other options, in different quantities of RSUs and/or options as well as with different vesting periods and/or exercise prices.
3.10.	Equity-Based Grant to Newly Appointed Non-Executive Directors (Including Chairman)	Each newly appointed director will be granted an option to purchase up to 625 Ordinary Shares, at an exercise price per share equal to the closing price, vesting in equal quarterly installments for 12 quarters.	Each newly appointed director will be granted an option to purchase up Ordinary Shares in an annual value of $50,000 utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model, at an exercise price per share equal to the closing price, vesting in equal quarterly installments for 16 quarters.
3.10.	Equity-Based Annual Grant to Re-Elected Non-Executive Directors (Including Chairman)	On the date of each annual shareholders meeting, each director who continues to serve as a non-employee member of the Board at such shareholders meeting will be automatically granted an option to purchase 312 Ordinary Shares, at an exercise price equal to the closing price of the Ordinary Shares on the date of grant vesting in equal quarterly installments for four quarters.	On the date of each annual shareholders meeting of the Company, each director who continues to serve as a non-employee member of the Board at such shareholders meeting will be automatically, and without further action by the Board or Compensation Committee, granted an option to purchase Ordinary Shares in an annual value of $40,000 utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model, at an exercise price equal to the closing price of the Ordinary Shares on the date of grant vesting in equal quarterly installments for 16 quarters, subject to the director’s continuous service through such vesting dates..
3.11.	Insurance, Indemnification and Release – Liability Insurance Policy	Liability insurance policy: An annual coverage of up to $50 million and an annual premium of up to $3 million.	Liability insurance policy: An annual coverage of up to $100 million with an annual premium: (i) reflecting market terms and not having a substantial effect on the Company’s profitability, assets or obligations; or (ii) in the amount which will not exceed $5 million.

When considering the Proposed Compensation Policy, the Compensation Committee and Board considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for its officers and directors. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The Proposed Compensation Policy is designed to promote retention and motivation of officers and directors, incentivize superior individuals’ excellence, align the interests of the Company’s directors and officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the officer’s individual performance, while taking into account each officer’s skills, education, expertise and achievements.

In light of all of the above and in order to adhere to the global best practices in executive compensation and to ascertain the positioning of our directors’ and officers’ pay packages vis-à-vis our peers, we conducted, together with an outside consultant, a benchmarking study with peer companies. The study included executive compensation information of comparable companies in the biotech field located in Israel and in the United States, including public Israeli companies traded on Nasdaq or dually listed for trading on Nasdaq and the Tel Aviv Stock Exchange, some of which do business in the same geographical locations as our Company.

The Proposed Compensation Policy is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, that the Proposed Compensation Policy, in the form attached as Exhibit A to this Proxy Statement, be, and it hereby is, approved for a term of three (3) years as of the date of this Meeting.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 7

TO APPROVE AN ACCELERATION OF VESTING PERIOD FOR UNVESTED OPTIONS UPON TERMINATION OF SERVICES OF MR. JACOB HAREL, AS COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS

Mr. Jacob Harel has served as a director since November 2017 and the Chairman of our board of directors since December 2017. Mr. Jacob Harel informed the Company that he will not seek re-election at the Meeting and therefore, his service as a director and the Chairman of our board of directors will terminate on the date of the Meeting, June 25, 2025.

An amount of options to purchase up to 1,625 Ordinary Shares, with an exercise price of $4.24, which were previously granted to Mr. Harel, would vest on July 2, 2025 if Mr. Harel continued his service as a director. However, according to our Option Plan, upon the termination of a grantee’s service, for any reason whatsoever, any options granted in favor of such grantee, which are not vested options, shall immediately expire and terminate and become null and void.

Mr. Harel has asked for an acceleration of the vesting period of such 1,625 unvested options with an exercise price of $4.24 (the “Proposed Acceleration Mechanism”) such that the unvested options will vest as of the date of the Meeting.

At a meeting of the Compensation Committee held on May 11, 2025, the Compensation Committee reviewed, recommended and approved, and the Board of Directors at its meeting held on May 12, 2025, subsequently approved, the Proposed Acceleration Mechanism upon termination of service of Mr. Harel. The Proposed Acceleration Mechanism is in accordance with the Current Compensation Policy and the Proposed Compensation Policy (as such terms are defined in Proposal 6 herein).

When considering the Proposed Acceleration Mechanism, the Compensation Committee and Board of Directors considered, among others: (i) Mr. Harel’s long-term dedicated service and contribution to the Company and the Board of Directors; and (ii) that the Proposed Acceleration Mechanism is in accordance with the Current Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an acceleration of vesting period for unvested options upon termination of services of Mr. Jacob Harel, the Company’s chairman of the board of directors, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 8

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements and Annual Report on Form 20-F for the year ended December 31, 2024, to the Company’s shareholders. The financial statements and Annual Report on Form 20-F for the year ended December 31, 2024, were filed with the SEC on February 26, 2025, and are available on the SEC’s website at:

https://www.sec.gov/Archives/edgar/data/1611842/000121390025017412/ea0231533-20f_polypid.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2024.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equiniti Trust Company, LLC

55 Challenger Road, 2nd Floor

Ridgefield Park, NJ 07660

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 21, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 21, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors